FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 1, 2007

2.	Press release dated February 1, 2007

3.	Press release dated February 6, 2007

4.	Press release dated February 7, 2007

5.	Press release dated February 7, 2007

6.	Press release dated February 12, 2007

7.	Press release dated February 12, 2007

8.	Press release dated February 12, 2007

9.	Press release dated February 13, 2007

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 28, 2007
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

01 February 2007

ARM and Northwest Logic Announce The Availability Of Complete PCI-SIG Certified PCI Express ASIC Solution

Combined ARM Velocity PHY and Northwest Logic’s PCI Express IP Core offers designers a complete hardware-proven solution for PCI Express-based SoCs

CAMBRIDGE,UK AND BEAVERTON, OR – Feb. 1, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] and Northwest Logic, today announced the availability of a high-performance PCI-SIG-compliant solution that can reduce costs and accelerate the development of PCI Express® technology-based system-on-chips (SoCs). Ideal for enterprise, desktop, mobile, communications and embedded applications, this high-performance solution includes the ARM® Velocity™ 2.5 Gbps serial link PHY (VSL210) physical layer (PHY) for PCI Express and Northwest Logic’s complete PCI Express Solution which includes PCI Express Intellectual Property (IP) Cores in x1, x4 and x8 lane configurations, Development Boards, Drivers, and Demonstration Applications.

“Validating the interoperability of the ARM Velocity PHY and our complete PCI Express Solution helps reduce the integration risks of SoC designs,” said Brian Daellenbach, president, Northwest Logic. “By using our combined products, designers are offered an easy-to-implement solution and helps bring their products to market more quickly.”

The silicon-proven ARM Velocity VSL210 PHY, a member of the ARM Velocity 200 PHY series, is fully compliant with the PCI Express Base 1.0a/1.1 specification with PIPE (PHY Interface for PCI Express) interface. The Velocity PHY offers exceptional jitter performance, low-power consumption, and extensive testability within a small physical size.

Northwest Logic’s PCI Express IP Cores are available in x1, x4 and x8 lane configurations. The cores are specifically designed for ease-of-use including built-in high-performance, multi-channel, on-demand DMA engine, simple user interface and a complete status port. Additionally, Northwest Logic’s PCI Express Solution includes a Verification Suite, x8 lane Development Board with the ARM Velocity VSL210 PHY, Drivers and Demonstration Application.

The combination of the ARM Velocity PHY and Northwest Logic PCI Express provides a robust, fully-validated, cost-effective PCI Express system solution. This solution has been fully PCI-SIG certified to be PCI Express 1.0a/1.1 compliant. This solution provides the tools needed to rapidly and successfully develop and bring to market a PCI Express SoC.

“The PCI Express bus technology addresses the increasing bandwidth demands designers encounter in next-generation high-performance applications,” said Brent Dichter, general manager, Physical IP, ARM. “This combined PCI-SIG-compliant solution helps assure customers that their PCI Express design goals can be successfully achieved.”

Availability
The ARM Velocity PHY is immediately available. For more information, please visit the ARM website at www.arm.com or contact your local ARM sales representative. Northwest Logic’s PCI Express Solution including Cores, Development Boards, Drivers and Demonstration Applications are immediately available for purchase. For more information, please contact Northwest Logic at www.nwlogic.com or call 503.533.5800 x 309.

About Northwest Logic
Northwest Logic, founded in 1995 and located in Beaverton, Oregon, provides high-performance, easy-to-use IP cores for FPGAs and ASICs. These IP cores include memory controller, PCI Express and PCI cores.

Key benefits of Northwest Logic’s IP cores include:

High performance – support high clock rate and high throughput

Easy to use – simple user interface, easy to configure, etc.

Fully hardware validated

Provided with a functional verification suite

Support for ARM Velocity PHY and FPGA prototyping

Development boards and driver support available

Top quality technical support

Customization and integration services available

For additional information, visit www.nwlogic.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed PHY products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Velocity is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

NORTHWEST LOGIC

Brian Daellenbach
503.533.5800 x 309
info@nwlogic.com

ARM PRESS OFFICE: +44 208 846 0797

Jill Warner
Text 100
+1 415 593 8414
naarm@text100.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Claudia Natalia
ARM
(408) 548 3172
claudia.natalia@arm.com

Item 2

01 February 2007

Faraday Selects ARM For Next-Generation CPU Designs

Leading ASIC vendor in Taiwan licenses ARM926EJ-S microprocessor and the ARMv5TEJ instruction set forembedded, networking and multimedia applications

HSINCHU, TAIWAN AND CAMBRIDGE, UK – Feb. 1,2007 – Faraday Technology Corporation (TAIEX: 3035) and ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced that Faraday has licensed the ARM926EJ-S™ microprocessor and the ARMv5TEJ instruction set for its next-generation CPU for embedded, networking and multimedia applications. Headquartered in Taiwan, Faraday is a leading fabless ASIC provider with a proven track record of more than 3,000 successful designs, and nearly 100 million ASICs shipped annually worldwide. The latest agreement expands Faraday’s portfolio of ARM® architecture solutions and services, which helps its customers, ranging from small- and medium-sized startups to large international IC and system design houses, to accelerate time-to-market.

Faraday expects the ARM926EJ-S processor for 0.13um HS and 90nm to be available in Q2 and Q3 respectively. Faraday’s own proprietary implementation of processors with the ARMv5TEJ instruction set, the FA626TE product, will also be available in Q3 2007; other ARMv5TEJ instruction set-based CPUs will be available in 2008 and 2009.

“In recent years, we have seen a significant increase in demand for ARM Powered® designs, as ARM has emerged as the architecture of choice in the embedded world. Most importantly, ARM provides us with the flexibility we need to deliver customized solutions to meet unique customer requirements,” said H.P. Lin, president, at Faraday Technology. “With this agreement, we will continue to develop our CPU solutions and fulfil the market needs.”

As a member of the ARM Connected Community, Faraday currently has more than 700 employees around the world dedicated to providing first-class ASIC and SoC design services, designing and developing IP, and providing consultation on the chip manufacturing process. In addition to providing ARM technology-based design services, Faraday offers a wide range of ARM solutions, such as the ultra-high-speed, low-power FA626 processor and the popular NetComposer (NC-1) structured ASIC platform. Further, Faraday distributes and supports the ARM RealView® Development Suite solution, making it easy for users to develop and optimize ARM microprocessor-based hardware and software designs.

“As one of the largest fabless ASIC companies in Asia, Faraday is an important and influential Partner, using its expertise to utilize ARM technologies for various applications,” said Tudor Brown, chief operating officer, ARM. “Competitive differentiation and time-to-market are more critical than ever, and Faraday is opening new opportunities for innovation and speeding implementation for a broad range of companies throughout the semiconductor design chain.”

About Faraday
Faraday Technology Corporation is a leading silicon IP and fabless ASIC vendor. The company’s broad SIP portfolio includes 32-bit RISC CPUs, DSPs, MPEG4, H.264, PHYs/Controllers for USB 2.0, 10/100 Ethernet, Serial ATA, PCI Express, Cell Library and Memory Compiler. With more than 700 employees and 2006 revenue of US$171 million, Faraday is one of the largest fabless ASIC companies in the Asia-Pacific region, and it also has a significant presence in other world-wide markets. Headquartered in Taiwan, Faraday has service and support offices around the world, including the U.S., Japan, Europe, and China. For more information, please visit: www.faraday-tech.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM, ARM Powered, Jazelle and RealView are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Press contact

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
Niall.omalley@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
Claudia.natalia@arm.com

Faraday

Selina Ko
886-3-5787888-8035
Selina@faraday-tech.com

Item 3

06 February 2007

ARM Holdings Plc Reports Results For The Fourth Quarter And Full Year Ended 31 December 2006

CAMBRIDGE, UK, 6 February 2007—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results to 31 December 2006

Highlights (US GAAP unless otherwise stated)

Q4 and H2 dollar revenues both up 20% year-on-year

Physical IP Division (PIPD) Q4 revenues up 27%

Processor Division (PD) Q4 revenues up 21%

Record bookings quarter in Q4. Order backlog up c.20% sequentially

Strong licensing of latest technology across the Group in Q4

Five Cortex™ family licenses (including first license of next-generation Cortex processor)

45nm physical IP licensed to IBM, Samsung and Chartered

First two licenses for new Graphics processor

Good momentum in FY 06 royalty revenues

PD up 25% to $164m on 2.45bn shipments

PIPD up 26% to $35m

Normalised* income before tax in Q4 of £21.3m (US GAAP £9.4m), after £1.3m of non-recurring net operating expenses

Normalised* EPS in Q4 of 1.49p (US GAAP 0.87p), benefiting from net tax credit in the quarter

FY 06 effective tax rate of 17%

FY 06 normalised* EPS up 19% (US GAAP EPS up by 10%)

Increasing cash returns to shareholders

4.6% of issued share capital purchased by Company in 2006 for £76.5m

FY 2006 dividend up 19%

Commenting on the results, Warren East, Chief Executive Officer, said:
“2006 was another year of consistent execution and significant investment in our business, and we are encouraged to have grown revenues ahead of our targets. We go into 2007 in good shape, with a strong portfolio of products and a record level of order backlog. Last year the number of ARM® technology-based electronic products shipped grew by 47% to more than 2.4 billion.”

2006 Revenue Analysis and Financial Summary (16Kb PDF)

Current trading and prospects
Based on a strong portfolio of products for licensing, an order backlog at record levels and the prospect of a full year’s productivity from the investment in new employees in 2006, we are confident of achieving full-year dollar revenue growth in 2007 in line with expectations.

Given short-term industry conditions (including lower foundry utilization), which are generally anticipated to improve during the year, dollar revenues in Q1 2007 are expected to be at similar levels to Q4 2006.

Tom Buchanan/Fiona Laffan	Tim Score/Bruce Beckloff
Brunswick	ARM Holdings plc
+44 (0) 207 404 5959	+44 (0)1628 427800

Financial review
(US GAAP unless otherwise stated)

Total revenues
Total dollar revenues in Q4 were $130.3 million, up 20% versus Q4 2005 and up 8% sequentially. Sterling revenues of £68.0 million were up 8% year-on-year after an 11% weakening of the dollar against sterling ($1.92 in Q4 2006 compared to $1.73 in Q4 2005). At the Q4 2005 effective rate, Q4 2006 sterling revenues would have been £75.2 million.

Full-year dollar revenues in 2006 amounted to $483.6m, up 16% on 2005.

License revenues
Total dollar license revenues in Q4 2006 grew by 26% to $55.5 million, representing 43% of group revenues, compared to $44.1 million in Q4 2005. License revenues comprised $37.4 million from PD and $18.1 million from PIPD, representing the highest ever quarterly licensing revenue for that division.

Full-year license revenues were up 8%, comprising 12% growth in PD and 2% growth in PIPD. Order backlog in both PD and PIPD was approximately 20% higher at the end of 2006 than at the end of 2005.

Royalty revenues
Total dollar royalty revenues in Q4 2006 grew by 19% to $52.4m, representing 40% of group revenues, compared to $44.2 million in Q4 2005. Royalty revenues comprised $42.8 million from PD and $9.6 million from PIPD. Total PIPD royalties of $9.6 million included $0.7 million of catch-up royalties. PIPD underlying royalty revenues were up 39% in Q4 2006 compared to Q4 2005.

Full-year dollar PD royalty revenues grew by 25% to $164.1 million on unit shipments of 2.449 billion, up 47% on 2005. Full-year PIPD royalty revenues grew by 26% to $34.9 million. Excluding catch-up royalties in both years, underlying PIPD royalties also grew by 26%.

Development Systems and Service revenues
Sales of development systems in Q4 2006 were at a record level of $14.1 million, representing 11% of group revenue, compared to $13.5 million in Q4 2005. Service revenues in Q4 2006 were $8.3 million, representing 6% of group revenues, compared to $7.2 million in Q4 2005.

Full-year Development Systems revenues were $53.0 million, up 14% on 2005. Service revenues were up by 10% to $29.1 million.

Gross margins
Gross margins in Q4 2006, excluding the FAS123® charge of £0.4 million (see below), were 89.0% compared to 87.7% in Q3 2006 and 90.6% in Q4 2005. The sequential increase in gross margin arises from a lower allocation of PIPD engineering time to cost of sales in Q4 compared to Q3, reflecting a higher proportion of engineering effort being allocated to research and development activities (treated as operating expenses) in Q4 as opposed to customization work carried out to convert order backlog into revenue (treated as cost of sales).

Gross margins for the year, excluding share-based remuneration charges of £1.1 million, were 88.7% compared to 89.1% in 2005.

Operating expenses and operating margin
Total operating expenses in Q4 2006 were £52.4 million (£42.9 million in Q4 2005) and include amortisation of intangible assets and other acquisition-related charges of £4.7 million (Q4 2005: £4.8 million) and £5.8 million in relation to the fair value of share-based remuneration in accordance with FAS123® – “Share-Based Payment”. The total FAS123® charge of £6.2 million in Q4 2006 is included within cost of revenues (£0.4 million), research and development (£3.6 million), sales and marketing (£1.2 million) and general and administrative (£1.0 million). As FAS123® was effective for the first time in Q1 2006 and as ARM is applying the standard on the “modified prospective” basis, there is no directly equivalent charge in Q4 2005. Total operating expenses of £42.9 million in Q4 2005 did, however, include a deferred stock-based compensation charge of £2.5 million as calculated under the previously applicable standard. Normalised income statements for Q4 2006, Q4 2005, FY 2006 and FY 2005 are set out in notes 7.24 through 7.27 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

The commentary on operating expenses below excludes acquisition-related and share-based remuneration charges.

Operating expenses in Q4 2006 were £40.8 million compared to £37.4 million in Q3 2006 and £35.0 million in Q4 2005. Operating expenses in Q4 2006 include non-recurring expenses of £1.3 million. Excluding these, operating expenses in Q4 2006 were £39.5 million. In 2007, operating expenses will reflect a full year’s cost for those employees who joined the Group during 2006.

Research and development expenses were £18.2 million in Q4 2006, representing 27% of revenues, compared to £15.5 million in Q3 2006 and £15.5 million in Q4 2005. Sales and marketing costs in Q4 2006 were £11.4 million, being 17% of revenues, compared to £10.0 million in Q3 2006 and £8.9 million in Q4 2005. General and administrative expenses in Q4 2006 were £11.2 million, representing 16% of revenues, compared to £11.9 million in Q3 2006 and £10.6 million in Q4 2005.

Normalised operating margin in Q4 2006 was 29.0% (7.1) compared to 30.1% (7.2) in Q3 2006 and 35.0% (7.3) in Q4 2005. Operating margins in Q4 2006 were lower than Q4 2005 due to the 11% weakening of the US dollar against sterling, the investment in headcount made in 2006 and the non-recurring expenses of £1.3 million. Excluding the non-recurring expenses, the operating margin would have been 30.9% at the Q4 2006 effective exchange rate (equivalent to 34.2% at the Q4 2005 effective rate of 1.73).

Total operating expenses in 2006 were £187.4 million, including acquisition-related and share-based remuneration charges of £20.1 million and £17.2 million respectively. Excluding these charges, operating expenses in 2006 were £150.1 million, compared to £131.1 million in 2005, reflecting the net addition of 335 people to the Group during the year.

Full-year research and development expenses were £63.8 million in 2006, representing 24% of revenues. Full year sales and marketing expenses were £40.5 million or 15% of revenues. Total general and administrative expenses were £45.7 million, representing 17% of revenues.

Normalised operating margin for 2006 was 31.7% (7.4) versus 32.7% (7.5) for 2005. At constant currencies (applying ARM’s 2005 full-year effective rate of $1.80), the normalised operating margin for 2006 would have been 32.3%.

Earnings and taxation
Income before income tax in Q4 2006 was £9.4 million compared to £15.8 million in Q4 2005. After adjusting for acquisition-related and share-based remuneration charges, normalised income before income tax in Q4 2006 was £21.3 million (7.6) compared to £23.7 million (7.8) in Q4 2005.

The Group’s effective tax rate in 2006 is 17%, primarily due to a non-recurring tax credit in Q4 arising from a tax-deductible foreign exchange loss. Given the expected distribution of the Group’s profits, the Group’s effective tax rate for 2007 is expected to be approximately 28%.

In Q4 2006, fully diluted earnings per share prepared under US GAAP were 0.9 pence (5.1 cents per ADS****) compared to earnings per share of 0.9 pence (4.7 cents per ADS****) in Q4 2005. Normalised fully diluted earnings per share in Q4 2006 were 1.49 pence (7.19, 7.24) per share (8.7 cents per ADS****) compared to 1.23 pence (7.21, 7.25) (6.3 cents per ADS****) in Q4 2005.

Full-year 2006 fully diluted earnings per share prepared under US GAAP were 3.2 pence (18.9 cents per ADS****) compared to earnings per share of 2.9 pence (15.1 cents per ADS****) in 2005. Normalised earnings per fully diluted share for 2006 were 5.08 pence (7.22, 7.26) per share (29.9 cents per ADS****) compared to 4.28 pence (7.23, 7.27) (22.0 cents per ADS****) in 2005.

Balance sheet
Intangible assets at 31 December 2006 were £405.3 million, comprising goodwill of £349.3 million and other intangible assets of £56.0 million, compared to £364.0 million and £58.6 million respectively at 30 September 2006. A regular review of the carrying value of assets arising on acquisition was performed at 31 December 2006 and it was concluded that no impairment charge was required.

Total accounts receivable decreased to £69.6 million at 31 December 2006, comprising £45.8 million of trade receivables and £23.8 million of amounts recoverable on contracts, from £73.1 million at 30 September 2006, comprising £46.6 million of trade receivables and £26.5 million of amounts recoverable on contracts. Days sales outstanding (DSOs) reduced to 43 at 31 December 2006 from 52 at 30 September 2006 and 54 at 31 December 2005.

Cash flow, share buyback program and 2006 final dividend
Net cash at 31 December 2006 was £128.5(7.11) million compared to £147.4(7.12) million at 30 September 2006. Normalised net cash generation in Q4 2006 was £13.3 million after taking into account £31.3 million returned to shareholders by way of share buyback (£25.8 million) and dividend (£5.5 million) and a net cash outflow of £3.3 million in relation to acquisitions.

Since introducing dividend payments in 2004 and commencing the Company’s share buyback program in July 2005, £125 million has been returned to shareholders and 77.5 million shares, being 5.6% of issued share capital, have been bought back. This has contributed to a net reduction in the fully diluted shares in issue from 1,431 million in Q4 2005 to 1,381 million in Q4 2006. It is anticipated that the share buyback program will resume after these results.

The directors recommend payment of a final dividend in respect of 2006 of 0.60 pence per share, which taken together with the interim dividend of 0.40 pence per share paid in October 2006, gives a total dividend in respect of 2006 of 1.0 pence per share, an increase of 19% on the total dividend of 0.84 pence per share in 2005. Subject to shareholder approval, the final dividend will be paid on 21 May 2007 to shareholders on the register on 4 May 2007.

International Financial Reporting Standards (IFRS)
ARM reports results quarterly in accordance with US GAAP. At 30 June and 31 December each year, in addition to the US GAAP results, ARM is also required to publish results under IFRS. The operating and financial review commentary included in this release on the US GAAP numbers is for the most part applicable to the IFRS numbers and, in particular, revenues, dividends and share buybacks are recorded in the same way under both sets of accounting rules. A summary of the accounting differences between IFRS and US GAAP and reconciliations of IFRS and US GAAP profit and shareholders’ equity are set out in note 6 to the financial tables below.

The most significant difference between the two income statements arises on the accounting for share-based payments, including related tax effects. Total operating expenses under IFRS include compensation charges in respect of share-based payments of £17.4 million in 2006 compared to £20.9 million in 2005. The decrease is primarily due to reduced compensation charges relating to options assumed on the Artisan acquisition which are reducing over time as those options vest, offset by increased charges on new schemes.

Operating review
Backlog
Group order backlog at the end of Q4 was approximately 20% higher than at the end of Q3. Licensing in Q4 2006 was strong across the ARM business with the backlog increasing in PD, PIPD and Development Systems.

PD licensing
In 2006, ARM continued to see significant demand for the full range of its microprocessors with PD order backlog at the end of Q4 up approximately 30% sequentially. Having licensed Cortex family products to lead partners prior to 2006, the current portfolio of three Cortex family products became available for more general licensing as the year progressed. In 2007, all three products will be available for licensing for a full year for the first time. During 2006, 13 Cortex family licenses were signed, with five being signed in Q4. This brings the accumulated total of Cortex family licenses to 23, signed by 18 semiconductor companies. As well as being a year of gathering momentum for Cortex family licensing, 2006 also saw the first Cortex-A8 processor-based products being announced with the Texas Instruments’ OMAP 3 line of products. ARM also received the first royalties for Cortex products following the rapid deployment of the Cortex-M3 product by Luminary Microelectronics.

In addition, 2006 continued to be a year of strong licensing of the ARM11™ family of products. In the year we signed 15 ARM11 family licenses bringing the total number to 52 from 36 semiconductor companies. This year signified a shift in ARM11 family licensing activity from the traditional first-mover mobile companies with the majority of the licenses being taken for applications outside of the mobile segment. Based on the opportunity pipeline, we expect ARM11 family licensing to continue to be a meaningful contributor to license revenues in 2007.

As part of the Cortex family licensing in Q4 2006, we signed our first lead partner for the next-generation Cortex microprocessor. Although, as usual, we would expect to sign a small number of lead licensees for this product, we do not expect it to be available for mainstream licensing until 2008.

Q4 2006 PD Licensing Analysis – 463 cumulative processor licenses

	Multi-use			Term			Per-use
	U	D	N	U	D	N	U	D	N	Total
ARM7						1			1	2
ARM9		1			1	1		1	1	5
ARM11	1	1	1							3
Cortex-A8	1	1								2
Cortex-R4	1			1						2
Next Gen	1									1
									Total	15

U:Upgrade D:Derivative N: New

PD royalties
In 2006, ARM achieved a significant milestone with more than 2 billion ARM technology-based products being shipped in the year. Total shipments were 2.45 billion, up 47% year-on-year. Total Q3 shipments of 700 million units (our partners report royalties one quarter in arrears) equate to 7.6 million units being shipped every day. ARM continued to benefit from significant growth in the mobile segment (which includes mobile handsets, Bluetooth devices and portable media players, such as the Apple iPod), with this segment accounting for 66% of the units shipped by the ARM partnership. We also saw significant growth across a myriad of applications outside of the mobile segment including smartcards, microcontrollers, automotive, connectivity devices, hard disk drives and many others. Total non-mobile shipments in 2006 were 838 million units, higher than total shipments into all applications as recently as 2003, illustrating ARM’s increasing penetration across the full range of consumer electronics products.

ARM’s royalties are typically based on a percentage of the average selling price (ASP) of the chips which incorporate our technology. As the penetration of ARM technology-based chips grows across a wide range of end-market applications, the range of ASPs gets wider. The average royalty rate (ARR) earned by ARM in any one reporting period is dependent on the mix of the ASPs of the chips shipped in that period. In 2006, significant unit volume growth was driven by products which incorporate chips with lower ASPs including ultra low cost handsets, smartcards, microcontrollers and Bluetooth chips. As a result, the ARR in 2006 was 6.7 cents compared to 7.9 cents in 2005. For ARM, unit volume growth more than compensated for the reduction in ARR and royalty revenues grew by 25% year-on-year. Irrespective of the ARR, all royalty revenues earned are effectively at 100% margin and thus represent incremental return on the development cost of the ARM technology on which the royalty is earned.

In Q4, we continued to see an increase in the proportion of royalties earned from newer ARM technology. The ARM9™ family of products accounted for 40% of unit shipments with the ARM926EJ-S™ product accounting for 15% of total shipments. Although, ARM11 technology-based shipments continued to grow, they still comprise less than 1% of total shipments. The continued strength of ARM7™ family shipments demonstrates the long revenue-earning lifespan of ARM technology with approximately 70% of units shipped in 2006 being earned from licenses that were signed before 2001.

PIPD licensing
ARM continued to make progress in 2006 towards achieving the long term strategic goal of providing our physical IP to leading Integrated Device Manufacturer (IDM) and Fabless semiconductor companies. Licensing momentum for our 65nm physical IP products grew, with 12 new licenses signed in the year. By the end of 2006, we had signed a total of 22 65nm licenses to 10 companies, including TSMC, UMC, Fujitsu, IBM, Chartered and Samsung. Further, we also signed seven licenses for physical IP with four foundries (TSMC, IBM, Samsung, and Chartered) at the most advanced process of 45nm.

With acceleration of technology development progressing in PIPD, we continue regularly to sign synergistic licenses that we believe have been enabled by the combination of ARM and Artisan technologies. Synergistic licenses signed in 2006 included those for leading-edge technology with Fujitsu and Samsung, whereby the physical IP licensed can be used both as part of their foundry activities and in their internal chip development activities, and with UMC the license was taken to satisfy a physical IP design win with a large fabless semiconductor company.

Q4 PIPD Licensing Analysis – 287 cumulative physical IP licenses

	180nm	130nm	90nm	65nm	45nm	Total
Platform Licenses
Classic™		1				1
Metro™	1	1			3	5
Advantage™			1	1	3	5
Standard Cell
Libraries
Classic		2				2
Metro	3					3
Advantage				3		3
Memory Compilers
Classic	2	2				4
Velocity PHYs			1			1
					Total	24

PIPD royalties
PIPD continued to see strong momentum in royalties with a 26% growth in both total and underlying royalties. Sales at the 130nm and 90nm process nodes continued to be the fastest growing segments for PIPD, although more than half of royalties received in 2006 came from older geometries.

Total catch-up royalties in 2006 were $3.1 million, 30% up on 2005. Since establishing an enhanced process internally in mid 2005 to improve the timeliness and visibility of PIPD royalty revenues, we have seen catch-up royalties being reported on a regular basis. Whilst we expect this process to improve the quality of royalty reporting over time, there is still much work to do and we would expect catch-up royalties to continue to be reported in 2007.

Development Systems
Q4 was a record quarter for Development Systems both in terms of revenue and bookings, with continued strong bookings reflecting the desire of a growing number of customers to enter into long-term commercial and technical relationships for Development Systems products. For example, during the year ARM saw a 65% increase in the bookings for Electronic System Level (ESL) tools that were derived from the acquisition of Axys in 2004, reflecting the increasing importance that our partners are attaching to the fast-growing ESL tools market.

Emerging Business Units
Today, ARM generates most of its revenues from PD, PIPD, Development Systems and Services. We are, however, also investing in four emerging business units – Fabric, Graphics, Data Engines and Embedded Software – which we believe are complementary to our more developed businesses and in each case offer opportunity for profitable growth in the medium term. In 2006, these business units generated a small proportion of total group revenues but accounted in aggregate for some 10% of total group costs. By 2010, we anticipate that these businesses will generate more than 10% of total group revenues.

In 2006, a number of significant milestones were reached in these business units. In the Data Engines group, Toshiba announced that they had licensed our Optimode technology and Broadcom introduced a new line of Bluetooth products incorporating ARM AudioDE IP. In the Fabric IP division, Broadcom and Toshiba licensed our Fabric IP solutions, reinforcing AMBA as the world’s leading interconnect standard. In the Embedded Software group, our TrustZone® technology was licensed by Texas Instruments and it was announced that Samsung had licensed and would incorporate Jazelle in their first commercially available Blue-Ray disc players. Further, in Q4 we signed the first two licenses for the graphics IP derived from the acquisition of Falanx Microsystems in May 2006. We understand that one of these licenses is intended for use in mobile applications, the other in non-mobile applications.

People
2006 has been a year of investment in headcount for ARM, with a net increase of 335 employees in the year. The focus of our investment has been in PIPD, where we have invested in engineering resources in order to accelerate the development of leading-edge physical IP products, and in our emerging business units (see above). We anticipate headcount growth will be lower in 2007 as our investment in people in 2006 yields productivity benefits. At the end of 2006 we had 1,659 full time employees compared to 1,324 at 31 December 2005. The group had 671 employees based in the UK, 582 in the US, 153 in Continental Europe, 203 in India and 50 in the Asia Pacific Region.

We were delighted that the efforts of our people have been recognised recently with the Company winning three prestigious awards available to businesses from all sectors. In November 2006, ARM was chosen as UK Business of the Year at the National Business Awards, an award taking account of market leadership, innovation, growth and financial return. In January 2007, ARM was recognised as European Business of the Year, competing against the other national award winners within the European Union. Further, at the Management Today awards in November 2006 for Britain’s Most Admired Companies, ARM was recognised as the company with the “greatest capacity to innovate.” Whilst these awards were for companies with headquarters in the UK or the European Union, they recognise the efforts of all ARM employees worldwide.

Legal matters
Nazomi
In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging wilful infringement of Nazomi’s US Patent No. 6,332,215 (“’215 Patent”). ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. In September 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision in April 2005.

Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing was held in October 2005 to decide the construction of a fundamental term in the ‘215 Patent and a decision on claim construction was delivered on 6 September 2006. The decision emphatically supports ARM’s construction of the relevant term and consequently strongly supports ARM’s non-infringement arguments. In December 2006, ARM filed a renewed motion for summary judgement and a ruling that the accused technology does not infringe the ‘215 patent. On 17 January 2007 Nazomi filed a response to ARM’s renewed motion for summary judgement in which they stipulated that, based on the claim construction delivered by the District Court, the ARM technology accused in the suit does not infringe the ‘215 patent but also objected to the claim construction delivered by the District Court and indicated their intention to appeal the claim construction to the Court of Appeals for the Federal Circuit.

TPL Group
In October 2005, Technology Properties Limited, Inc. (“TPL”) filed suit, in the United States District Court for the Eastern District of Texas (Marshall Division), against certain companies in the Fujitsu, Matsushita, NEC and Toshiba groups of companies alleging infringement of TPL’s US Patents Nos. 5,809,336; 5,784,584 and 6,598,148 (the “Litigation”). All of the defendants are licensees of various ARM technologies. It was revealed as part of the preliminary infringement contentions in the Litigation, filed in July 2006, that certain ARM technology is alleged to infringe a single claim in US Patent No. 5,784,584 (the “’584 Patent”). In September 2006 ARM filed a motion to intervene in the Litigation and that motion has been granted. ARM is now a defendant party in the Litigation. The claim construction (or “Markman”) hearing is scheduled for May 2007 and the trial date is scheduled for November 2007. Based on legal advice and written opinions received from external counsel, ARM is confident that the accused ARM technology does not infringe any of the claims of the ‘584 Patent or that the patent is invalid. ARM has voluntarily joined as a party to the Litigation to proactively defend its technology against ill conceived and false infringement allegations and fully expects to prove the case for non-infringement or invalidity in the course of the Litigation.

Download ARM Holdings plc Q4 2006 & Annual Results Tables (76Kb PDF)

Note
The results shown for Q4 2006, Q3 2006, Q4 2005 and FY 2006 are unaudited. The results shown for FY 20005 are audited. The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240(3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2005, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, have been delivered to the Registrar of Companies.

Except for changes in accounting policy on the adoption of new accounting standards, as disclosed, the results for ARM for Q4 2006 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2005 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2005.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to:

failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, Jazelle and TrustZone are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ-S, ARM11, Cortex, Advantage, Classic, Metro and Velocity are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., ARM Germany GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, Soisic SA, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd., Keil Elektronik GmbH and ARM Norway AS.

Item 4

07 February 2007

Embest to Distribute ARM RealView and Keil Development Tools in China

Expansion of the ARM distribution network provides Chinese ARM Powered solution designers with easy access to advanced ARM tools

SHENZHEN, CHINA AND CAMBRIDGE, UK – Feb. 7, 2007 – Embest Info & Tech Co., Ltd. (Embest) and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Embest has been appointed as the ARM® RealView® and Keil™ embedded development tools distributor in China. With this expansion of the distribution network for RealView and Keil development tools, Chinese engineers designing ARM Powered® devices will have easier access to advanced ARM tools for high quality system development and faster time-to-market.

As the most widely chosen architecture in the embedded system world, ARM has been offering the engineer community not only advanced CPU products but also comprehensive tools, helping them create, validate, prototype and test their SoC designs from the early stages of the development lifecycle. By becoming an ARM RealView and Keil development tools distributor, Embest, an ARM Approved Training Center (ATC) member, now enables Chinese engineers to access ARM tools more conveniently while also taking advantage of its expertise in embedded system technology and solution design.

“As an ATC, we have been closely collaborating with ARM to help Chinese engineers capture ARM technology-based design expertise. Meanwhile, we have also been aware that many Chinese engineers are looking forward to easy and flexible access to the ARM development tools for more efficient designs,” said Liu Chi, general manager, Embest. “This agreement expands our partnership with ARM and enables us to offer the ARM RealView and Keil development tools that are critical for today’s embedded system design.”

“The fast growing Chinese IC industry is facing increasing challenges posed by a demanding market. The availability and deployment of efficient tools to ease and accelerate designs has become a key issue for engineers to integrate hardware and software designs and achieve success,” said Dr. Jun Tan, president, ARM China. “ARM is committed to offering comprehensive solutions which include processors at the heart of the digital world as well as advanced development tools such as RealView and Keil for ARM Powered designs, helping engineers develop system solutions addressing the market demands with higher efficiency and accelerated time-to-market.”

About Embest
Embest Info & Tech Co., Ltd., established in March of 2000, is a privately held international Embedded Software Development Tools company. In the rapidly growing market of high end embedded systems Embest provides comprehensive services to specify, develop and produce your products. We help you to implement innovative technology and product features, to get prototypes close to the final product within a short timeframe, to shorten your product time to market, and to realise the lowest production costs. We have experience in complex embedded systems development in various application areas like automotive, consumer, wireline and wireless networking, industrial, and other. More information on Embest is available at http://www.embedinfo.com/english/index.asp.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. Keil is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
Claudia.natalia@arm.com

Item 5

07 February 2007

Mobile Gaming: From Minority to Mainstream

WHAT: Ian Drew, vice president, Segment Marketing, ARM, will lend ARM’s perspective to the topic: “Should mobile compete with established gaming platforms?”

Other participants in the discussion include representatives from EA Games, iPlay, Gameloft and Telefónica España.

WHEN: Thursday, February 15, 2007 at 2 pm

WHERE: 3GSM World Congress, Barcelona Auditorium 2.1, Hall 2, Level 1

WHY: Game developers today face major challenges in creating games for mobile platforms. The need to port games to a wide range of handset platforms within a limited timeframe can make development difficult and costly. At the same time, hardware designers are continuing to enhance the multimedia capabilities of mobile devices, as they close the “graphics gap” between game consoles and mobile phones.

ARM is actively developing technologies that quickly translate PC games to run on phones and other handheld devices, as well as technologies for 3D and 2D graphics that will accelerate the adoption of mobile gaming. With more than 90 percent of the world’s mobile phones now using the ARM® architecture, the company is uniquely positioned to discuss how technology barriers can be overcome today to make mobile gaming more pervasive tomorrow.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

-ENDS-

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 20 8846 0727	+1 408 548 3172	+44 1628 427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 6

12 February 2007

Renesas Technology Expands Relationship With ARM For Faster Development Of Mobile/Consumer Devices At Lower Cost

ARM1176JZF-S processor to power Renesas’ next-generation devices capable of handling demanding new data services.

CAMBRIDGE, UK. — Feb. 12, 2007 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the 3GSM World Congress, Barcelona, Spain, that Renesas Technology Corp. has licensed the high-performance, low-power ARM1176JZF-S™ processor for the development of advanced mobile/consumer electronics applications. The ARM1176JZF-S processor will enable Renesas Technology to deliver trusted technology to its customers for security, media acceleration and portability. This will improve the user experience for consumers using multimedia capabilities on devices including video streaming, music downloads and gaming. Renesas’ new technology will answer OEM demand for technology that supports the next generation platform, which is poised to offer significantly higher bandwidth capabilities for dramatically faster downloads supported by a wide range of new services.

In addition, Renesas Technology, a designer and manufacturer of highly-integrated semiconductor system solutions, has licensed the ARM PrimeCell® Level-2 Cache Controller. This supports TrustZone® technology, for a portable security solution compatible with different operating systems - the ideal platform for mobile devices. ARM is dedicated to working with its Partners to help OEMs increase competitiveness by meeting consumer requirements for feature-rich devices at a lower cost and providing them with a proven technology foundation to speed development time.

Furthermore, Renesas Technology will be able to develop SoCs without encountering bus bottlenecks, as the ARM1176JZF-S processor and Level-2 Cache Controller are compliant with the ARM AMBA® 3 AXI™ specification.

“ARM is committed to supporting the needs of the global markets for high quality technology in the development of emerging applications,” said Takafumi Nishijima, president of ARM KK. “For any new mobile devices to achieve mass adoption, it is imperative that consumers get cutting-edge capabilities coupled with a trusted security platform. ARM empowers its Partners and OEMs to be able to address these demands with confidence.”

The ARM1176JZF-S processor is optimized for 3D graphics through its integrated, floating-point processor, which enables the running of smooth, graphically-rich applications on mobile devices. Using ARM Jazelle® technology, the ARM1176JZF-S processor is also well-suited for efficient embedded Java execution, which is essential when running mobile applications.

About Renesas Technology Corp.
Renesas Technology Corp. is one of the world’s leading semiconductor system solutions providers for mobile, automotive and PC/AV (Audio Visual) markets and the world’s No.1 supplier of microcontrollers. It is also a leading provider of LCD Driver ICs, Smart Card RFIC, High Power Amplifiers, Mixed Signal ICs, System-on-Chip (SoC), System-in-Package (SiP) and more. Established in 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503), Renesas Technology achieved consolidated revenue of 906 billion JPY in FY2005 (end of March 2006). Renesas Technology is based in Tokyo, Japan and has a global network of manufacturing, design and sales operations in around 20 countries with about 26,200 employees worldwide. For further information, please visit http://www.renesas.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA, Jazelle, TrustZone and PrimeCell are registered trademarks of ARM Limited. ARM1176JZF-S and AXI are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan;

ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia
Text 100	ARM
+1 415 593 8457	+1 408 548 3172
naarm@text100.com	claudie.natalia@arm.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Item 7

12 February 2007

ARM Builds Graphics Stack And Broadens Portfolio With Mali200 And Mali55 Processors

ARM Mali processors enable visually stunning 2D and 3D graphics for mobile gaming and advanced user interfaces.

CAMBRIDGE, UK – Feb. 12, 2007 – ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced at the 3GSM World Congress, Barcelona, Spain, the availability of two ARM® Mali™ graphics processor units (GPUs) for mobile multimedia applications. The ARM Mali200™ processor delivers visually stunning 3D graphics for next-generation mobile games on smartphones and other high-end portable devices. With an extraordinarily small footprint, the ARM Mali55™ processor brings rich 3D graphics capabilities to low-cost feature phones for the first time. Both graphics processors feature a unique rendering architecture that scales from the smallest of displays right up to HDTV resolution, while minimizing memory bandwidth and conserving battery life.

“Mobile multimedia phones today rival the personal computers of ten years ago. Now, console-quality 3D graphics are transforming the mobile handset into a compelling gaming platform, and recent innovations are redefining the very way we interact with the UI,” said Ian Drew, vice president, Segment Marketing, ARM. “With the integration of the Mali processors into the ARM portfolio, we can now offer comprehensive 2D and 3D graphics solutions for a wide range of handsets – from low-cost phones to high-end mobile multimedia devices – and accelerate time-to-market.”

3D Graphics Transform Mobile Gaming
According to Juniper Research, total worldwide revenues in the mobile gaming market are expected to approach $17.6 billion by 2011, producing a cumulative revenue stream of nearly $57 billion over the next six years. This growth is fuelled by the popularity of both casual gaming and hardcore gaming across all ages of consumers, as more compelling content is becoming available on mobile handsets across the board. Enhanced 2D and 3D graphics are opening new opportunities for game developers and publishers not only to port console titles to mobile platforms, but also create “designed for mobile” and networked multiplayer games that take advantage of the most advanced smartphone features.

The ARM Mali200 processor delivers brilliant 2D and 3D graphics with 4x and 16x full scene anti-aliasing (FSAA) to “smooth” otherwise jagged lines. In addition, the Mali200 processor supports High Dynamic Range (HDR) rendering, which uses floating-point values to represent a huge range of naturally occurring light values, resulting in more life-like, striking images. Content developers can also take advantage of OpenGL ES 2.0 support for fully programmable shaders, which provide them with an unprecedented level of control over the rendering pipeline to create PC- and console-quality effects on VGA and higher resolutions at more than 30 frames per second.

The net result is a powerful 3D gaming experience on mobile phones, PDAs and GPS devices, with very low power consumption. As with all ARM Mali processors, the Mali200 graphics processor minimizes memory bandwidth and power consumption using a unique technology that combines tile-based rendering with traditional immediate-mode rendering techniques to minimize total gate count, area and cost.

Advanced User Interface for Low-Cost Feature Phones
The ARM Mali55 graphics processor brings visually enhanced mobile games and user interfaces to the mass market by enabling graphics acceleration for low-cost feature phones. Measuring in at under 1.4mm2 on a 90nm generic process, the Mali55 processor is the world’s smallest GPU in its class and an attractive option for mobile phones where area comes at a premium. With full scene anti-aliasing up to 16x, the Mali55 processor can transform a QVGA screen to resemble a high-cost VGA system for UI and gaming. The Mali55 processor is fully compliant with both OpenGL ES v1.1 and OpenVG, further lowering integration costs for ARM silicon Partners.

Complete Graphics Solution from ARM
The ARM Mali200 and Mali55 processors provide the hardware IP for 2D and 3D graphics, and are supported by ARM’s existing embedded software solutions for Java-based 3D graphics, including ARM Swerve Client software. Built on the M3G 1.1 (JSR-184) standard, a higher level API defined with over the air (OTA) delivery in mind, Swerve Client software ships in high volumes today in phones from Siemens, Motorola, Samsung and LG Electronics, enabling widespread deployment of 3D Java games. By combining Swerve Client software with a dedicated Mali processor, OEMs can offer games developers a high-end platform for outstanding visual clarity in 3D gaming, while maintaining compatibility with existing games catalogs.

“After just six months as part of ARM, the Trondheim team has been rewarded with two further licenses of Mali processors as stated in last week’s earnings announcement,” said Borgar Ljosland, graphics business development manager, ARM. “The strength of Mali technology and the potential applications it would be suitable for are demonstrated by the fact that one of the licensees is in the mobile space and the other licensee is in the set-top box market.”

ARM is uniquely positioned to be able to provide SoC designers with the Mali graphics processors alongside conventional ARM technology, such as the ARM9™ family and the Cortex™-A8 processor, together with AMBA® 3 AXI™ interconnect, memory controllers and display peripherals. When implemented using ARM Artisan® Metro™ libraries, designers can create silicon that delivers high-performance 2D and 3D graphics at the lowest possible power consumption.

Availability
The ARM Mali200 and Mali55 graphics processors will be featured in the ARM booth at 3GSM World Congress in Barcelona (Booth 1C01, Hall 1) and are available for licensing immediately. Further information on ARM embedded graphics solutions is available at: http://www.arm.com/products/esd/multimediagraphics_home.html.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and AMBA are registered trademarks of ARM Limited. ARM9, Mali, Mali55, Mali200, Cortex, Metro and AXI are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0727	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Item 8

12 February 2007

Media Alert: Five Billionth ARM Processor for Mobile Devices

WHAT: Another ARM® milestone is reached today as the five billionth ARM Powered® processor is shipped to the mobile device market

WHEN: Monday, February 12, 2007

WHERE: Booth 1C01, Hall 1, 3GSM World Congress, Barcelona

WHY: More than 90 percent of all mobile handsets shipped today contain ARM processors and are supported by a strong network of ARM Connected Community Partners. ARM has emerged as the architecture of choice for mobile devices featuring high performance and low-power consumption, and enhanced performance of Java and multimedia applications. Many smart phones now use multiple ARM processors – functioning not only as application processors, but also in the modem, WLAN and Bluetooth Ics. As a result of this growing trend, an estimated 1.6bn ARM Powered chips were shipped for mobile devices by ARM’s silicon Partners in 2006.

Which ARM processor is in your new mobile phone? To find out and see ARM technology in action, visit the newly released Jbenchmark ACE (ARM CPU Estimator) database at www.jbenchmark.com/ace. The database currently contains detailed information on more than 250 current mobile devices using the ARM7™, ARM9™ and ARM11™ processor families. The information is generated using the freely downloadable Jbenchmark ACE software, which can be used to estimate the type of processor, clockspeed and the Java Virtual Machine used in each mobile handset.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. ARM7, ARM9 and ARM11 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia
Text 100	ARM
+ 44 20 8846 0727	+1 408 548 3172

Michelle Spencer
ARM
+44 1628 427780

Item 9

MICRONAS SELECTS ARM MALI200 GRAPHICS PROCESSOR FOR NEXT-GENERATION TV AND STB CHIPSET DESIGNS

Leading silicon vendor in TV entertainment licenses Mali200 graphics processor for embedded TV and STB applications

SANTA CLARA, CA AND CAMBRIDGE, UK – Feb. 13, 2007 – Micronas USA, Inc. and ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced at Embedded World, Nuremberg, that the Micronas Group has licensed the ARM® Mali200™ graphics processor for its next-generation IPTV chipset design for home entertainment and multimedia applications. Headquartered in Zurich, Switzerland, Micronas is a leading supplier of innovative application-specific IC system solutions for consumer electronics. This latest agreement enables Micronas to introduce a range of ARM Powered® solutions into graphics-related products for the consumer electronics market, which will allow Micronas’ customers to develop leading-edge system designs and to accelerate time-to-market.

Micronas, a member of the ARM Connected Community, has established a comprehensive product portfolio for the future of home entertainment that offers video enhancing technologies and advanced codec decoding. Micronas expects their ARM Mali200 processor-based solution to be available in 2008.

“The strategic partnership with ARM enables Micronas to bring scalable solutions to market that can be customized to suit customer demands in the home entertainment industry,” said Keri Waters, director of strategic marketing, Micronas USA, Inc. “This new initiative is designed to deliver outstanding, cost-effective products that combine a complete software solution with high-end graphics technology without sacrificing low power and low memory bandwidth consumption.”

Today’s mobile and consumer devices feature complex graphical user interfaces and many incorporated gaming capabilities. This has resulted in increased functionality and performance requirements, while still demanding low power consumption, low memory bandwidth and low cost. The Mali™ family of graphics IP processors from ARM is designed to meet the market requirements for high-performance 2D and 3D graphics in mobile, automotive and home markets for resolutions ranging from QVGA all the way up to HDTV resolutions. ARM Mali products are incorporated into end-user devices by system integrators and system–on-chip (SoC) vendors serving mobile phone and PDA manufacturers, mobile game console vendors and manufacturers of infotainment systems for the automotive industry; all areas that require sophisticated graphics capabilities.

“ARM welcomes its association with Micronas, a leading company in the streaming media landscape,” said Borgar Ljosland, graphics business development manager, ARM. “With the adoption of ARM Mali technology, Micronas strengthens our Partner ecosystem. ARM is committed to working with its SoC Partners to enable highly integrated, power-efficient OpenGL ES 2.0 solutions for multimedia rich embedded applications.”

About Micronas
Micronas (SWX Swiss Exchange: MASN), a semiconductor designer and manufacturer with worldwide operations, is a leading supplier of cutting-edge IC and sensor system solutions for consumer and automotive electronics. As a market leader in innovative global TV system solutions, Micronas leverages its expertise into new markets emerging through the digitization of audio and video content. Micronas serves all major consumer brands worldwide, many of them in continuous partnerships seeking joint success. While the holding company is headquartered in Zurich (Switzerland), operational headquarters are based in Freiburg (Germany). Currently, the Micronas Group employs about 2200 people. In 2006 it generated CHF 813/USD 648/EUR 515 million in sales. For more information on Micronas and its products, please visit www.micronasusa.com and www.micronas.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

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